EXHIBIT 1.2

Amendment I

Whereas, Contractor and Company have agreed to amend Paragraph 2. of the “Contractor Agreement” dated April 12, 2018, now,

Therefore; the monthly rate is increased from $10,000 per month to $25,000 per month, effective August 1, 2018.

Furthermore; all other content and paragraphs of the Contractor Agreement are to remain in full force and effect.

Sharing Services, Inc.	Robert Oblon
/s/ John Thatch	/s/ Robert Oblon
Signature	Signature
John Thatch	Robert Oblon
Printed Name	Printed Name
President, Chief Executive Officer and Director	Chairman of the Board
Title	Title
August 17, 2018	August 17, 2018
Date	Date